Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a preliminary prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by holders located in the United States and for Endesa ADSs held by holders wherever located. At the appropriate time, Gas Natural will file a Statement on Schedule TO with the SEC. Holders of Endesa ADSs and U.S. holders of Endesa ordinary shares are urged to read the registration statement, the preliminary U.S. prospectus and the related exchange offer materials, the final U.S. prospectus and Statement on Schedule TO (when available), and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and security holders may obtain free copies of the registration statement, the preliminary U.S. prospectus and related exchange offer materials, and the final prospectus and Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from Gas Natural or its duly designated agent.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that Gas Natural expects to send to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. The Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time that the registration statement becomes effective. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

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The following is a press release issued by Gas Natural SDG, S.A. in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

Communications Management

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail.

THE BOARD OF GAS NATURAL TODAY ANALYZED RECENT

REGULATORY CHANGES AFFECTING THE ENERGY SECTOR

•	2005 fiscal year results were presented today to Gas Natural’s board of directors prior to their publication to the market.

•	GAS NATURAL continues forward with its tender offer to acquire 100% of Endesa, which yesterday received the approval of the Spanish National Securities Exchange Commission (CNMV).

Gas Natural’s board of directors met today in a regular session to, among other matters, be informed of the 2005 fiscal year results to be presented to the market and to the Spanish National Securities Exchange Commission (Comisión Nacional del Mercado de Valores) (CNMV) tomorrow, the last day of the mandatory term to take such action.

In addition, Gas Natural’s board of directors has carried out a detailed evaluation of the publicly known conditions of the bid launched by E.ON, as well as the regulatory modifications approved by the Council of Ministers at its meeting last Friday, published today in the Official State Bulletin (Boletín Oficial del Estado) (BOE), which affect the energy sector.

With respect to the Tender Offer (OPA) which it has submitted for 100% of the shares of Endesa, the Gas Natural’s board of directors adopted the resolution to reiterate to the market its intention to continue forward with the offer, and to convene very shortly another board of directors’ meeting that will adopt the appropriate decisions with respect to the offer.

Barcelona, February 28, 2006